March 22, 2019

Joseph J. Beneducci
Chairman, President and Chief Executive Officer
ProSight Global, Inc.
412 Mt. Kemble Avenue
Suite 300
Morristown, NJ 07960

       Re: ProSight Global, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Filed March 8, 2019
           CIK No. 0001634038

Dear Mr. Beneducci:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS on Form S-1

Letter From Joe Beneducci, Founder and CEO, page i

1. We acknowledge your response to prior comment 1 and the corresponding revised disclosures. However, Mr. Beneducci's brief introductory statement must present a balanced discussion of your business. The letter continues to refer to your business as
       "profitable," and the financial strength of a top-tier insurance company without balancing information. As previously noted, please expand on your statements to explain how your technology-based platform allows for growth beyond industry standards, how the insurance industry remains "unsettled," and how you are responding to customer needs
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
Comapany2019
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         "on an entirely different level." Additionally, balance the statement of nearly $900 million of annual premiums with quantified information about your expenses during the period and revise the last paragraph on the "A New Type of Hybrid Insurance Company"
         to clarify your statement that your business is profitable by clarifying that it was profitable in 2018 but was not profitable in previous years.
Market, Industry and Other Data, page v

2. We acknowledge your revised disclosures in response to prior comment 2, but your statement that third party information regarding market and industry data has not been independently verified implies a disclaimer of responsibility with respect to such information. Please either delete the statement or specifically state that you are liable for the information related to the market and industry data. Prospectus Summary
Our Competitive Strengths, page 4

3. We note your deleted statements in response to prior comment 4. However, you continue to assert in the first bullet on page 6 and elsewhere that you are "not weighed down by outdated legacy infrastructure like many other insurance carriers," and in the first bullet on page 5 that your ProSight Climber GPS application is a competitive advantage because it allows you to monitor and review your underwriting and reserving decisions on a real-
         time basis. Similarly, you continue to state on page 96 that you can develop flexible, customer facing solutions more rapidly than your competitors. As previously stated, please provide the basis for your statements that the rest of the industry relies on obsolete systems and that other companies in the industry are not able to inform underwriting decisions on a real time basis.
Our Strategy, page 7

4.       Please revise to restore the definition of the term "MGU."
Risk Factors, page 8

5. We refer to your revised disclosures in response to prior comment 6, and note that the discussion of the positive aspects of your strengths and strategies continue to be more prominent, detailed and focused on your business than the expanded discussion of your risks. Please further revise to provide more balance with respect to content and presentation. Additionally, expand your penultimate bullet on page 10 to explain that you will continue to be a controlled company following the offering, and that in connection with this offering, you will enter into a new Stockholders' Agreement with your principal stockholders, which will, among other items, provide that Goldman and
         TPG together will be able to designate four of your nine directors, as you disclose on page
         138.
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
Comapany2019
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Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 47

6. We note your revised disclosures in response to prior comment 10 that the provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Delaware Chancery Court, including suits to enforce liabilities or duties created by the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to claims arising under the Securities Act, also disclose that there is uncertainty with respect to whether a court would enforce this provision, and that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in your governing documents and the related filing disclosure states this clearly.
Financial Condition
Equity-based compensation, page 76

7. As previously requested in prior comment 13, bullet point 3, please tell us whether and, if so, how you used the assistance of any third-party valuation specialist with regards to your valuation of RSU and P share awards.
8. You disclose on page 126 that upon the completion of this offering, a percentage of unvested P Shares will vest based on the net proceeds received by the principal stockholders and the initial public offering price and that vested P Shares will convert into shares of ProSight Global in connection with the merger of PGHL into ProSight Global.
         Please tell us your consideration of this transaction with regards to your Capitalization disclosures on page 49.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Reserves for unpaid losses and LAE, page 82

9. Your disclosure on page 84 added in response to prior comment 15 merely provides estimates of the impact of various percentage changes applied to the net ultimate incurred losses and ALAE for each of the last three accident years and all preceding accident years in the aggregate. It is unclear from this disclosure whether or how the disclosed impacts
         (either individually or in the aggregate) represent reasonably likely changes in your reserves for unpaid losses and LAE. In this regard, we note that your net prior year development in each of the prior three years is significantly below the absolute value of the aggregate favorable or unfavorable development depicted in your sensitivity analysis.
         Please revise your disclosure to provide a sensitivity analysis that depicts the impact of the
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
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         reasonably likely changes in the underlying factors inherent in your most recent estimate of reserves for unpaid losses and LAE or revise your disclosure to indicate how your current presentation depicts the aggregate impact of reasonably likely changes in your reserve estimates.
Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 127

10. Please revise your amended table by expanding footnote 1 to explain whether this offering is expected to meet the terms of such a transaction.
Unpaid Losses, page F-33

11. We acknowledge your response to prior comment 20. Please address the following additional comments:
           Although you disclose $5.0 million of favorable prior year development in 2018, your explanation of the lines causing this development net to a $13.8 million favorable impact. It is apparent from your All Other claims development table on page F-39 that significant unfavorable development relates to the 2016 and 2017 accident years from these lines. Given that the $8.8 million difference between your consolidated favorable development and the aggregate causes you disclose is greater that the consolidated development itself, revise your disclosure to identify and further explain the remaining
            $8.8 million in unfavorable development.
           It appears that your revised disclosures could be further enhanced to explain the specific reasons for the increase or decrease experienced in the lines/niches indicated
            for each year reported. For example, you noted that the $16.5 million adverse development in the General Liability line primarily related to 2013 to 2015 accident years due to higher than expected liability severities in the Construction and Media lines of business. Disclose the specific reasons as to what caused the Construction and
            Media lines to incur higher severity.
11. Insurance Operations
Incurred and Paid Claims Development
All Other, page F-39

12. Despite your acknowledgement in response to prior comment 23 that the lines aggregated in "All Other Lines" have significantly different characteristics, please
         tell us why your aggregation of these lines does not obscure useful information for investors. In this regard, tell us the amount of prior period development for each of the last three years for each of the four lines identified in your response. In addition, given that your "All Other Lines" represent almost one-fifth of your incurred losses in 2018 and almost one-fourth of your paid losses in 2018, tell us your consideration for separately presenting your Commercial Multiple Peril line considering the line's loss expense was
         11.6% of total net losses and loss adjustment expenses incurred during 2018 and 6.9% of
 Joseph J. Beneducci
ProSight Global, Inc.
March 22, 2019
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      total net reserve for unpaid losses and loss adjustment expenses as of December 31, 2018.
Notes to Consolidated Financial Statements
18. Segment Information, page F-49

13. We acknowledge your response to prior comment 26. Please revise your filing to add disclosure of your revenue by product or group of similar products as required by ASC
      280-10-50-40. In this regard, your "customer segments" appear to be groupings of classes of customers and not groupings of underlying products. It appears that groupings consistent with the product lines presented in your disclosures in Note 13 would be appropriate.
       You may contact Sasha Parikh at 202-551-3627 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph J. Beneducci
                                                          Division of
Corporation Finance
Comapany NameProSight Global, Inc.
                                                          Office of Healthcare
& Insurance
March 22, 2019 Page 5
cc:       C. Andrew Gerlach
FirstName LastName